                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934

                              Cendant Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    151310
                         -----------------------------
                                (CUSIP Number)

                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
                           9197 South Peoria Street
                           Englewood, Colorado 80112
                                (720) 875-5400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 7, 2000
                         -----------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 14 Pages)

_______________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29152510

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Liberty Media Corporation
      84-1288730
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            48,914,600 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             48,914,600 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      48,914,600 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 6.44%. See Item 5.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                              Page 2 of 14 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                                 Statement of

                           LIBERTY MEDIA CORPORATION

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                              Cendant Corporation

Item 1.   Security and Issuer.

     Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), is filing this Statement on Schedule 13D (this "Statement") with respect to the common stock, par value $.01 per share (the "Common Stock"), of Cendant Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 9 West 57th Street, New York, New York 10019.

Item 2.   Identity and Background.

     The reporting person is Liberty, whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. Liberty CNTD, Inc., a wholly owned subsidiary of Liberty ("Liberty CNDT"), is the registered holder of the shares of Common Stock beneficially owned by Liberty (the "Shares").

     Prior to March 9, 1999, Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). TCI's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. TCI is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

     As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into TCI, (i) TCI became a wholly owned subsidiary of AT&T;
(ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their

                              Page 3 of 14 Pages
shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group." Following the AT&T Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets that were transferred to TCI's "TCI Group" in connection with the AT&T Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

     The Board of Directors and management of the Reporting Person manage the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board of Directors, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the) by management of the Reporting Person prior to such transfer of assets.

     As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Exchange Act.

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding

                              Page 4 of 14 Pages
traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T, concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b).

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Person entered into a Purchase Agreement, dated as of December 15, 1999, with the Issuer (the "Stock Purchase Agreement"), providing for the acquisition (the "Acquisition") by the Reporting Person of (i) 18,000,000 shares of Common Stock and (ii) a warrant (the "Warrant") to purchase up to an additional 28,956,000 shares of Common Stock at an exercise price of $23.00 per share (subject to anti-dilution adjustments). The Acquisition was consummated on February 7, 2000, with the Reporting Person paying a cash purchase price of $300,000,000 for the 18,000,000 shares of Common Stock and a cash purchase price of $100,000,000 for the Warrant. The purchase price was paid with funds from Liberty's existing cash reserves.

                              Page 5 of 14 Pages

     Each of the foregoing summaries of the terms of the Stock Purchase Agreement and the Warrant is qualified in its entirety by reference to the full text of each of the Stock Purchase Agreement and the Warrant, which are included as Exhibits 7(c) and 7(d), respectively, to this Statement and are incorporated herein by reference.

Item 4.   Purpose of Transaction.

     The Reporting Person currently holds its interest in the Issuer for investment purposes.

     Pursuant to the Stock Purchase Agreement, the Reporting Person has agreed to work with the Issuer to develop Internet and related opportunities associated with the Issuer's travel, mortgage, real estate and membership businesses. These efforts may include the creation of joint ventures among Liberty, the Issuer and others, as well as equity investments by either Liberty or the Issuer in businesses owned by the other. Liberty and the Issuer have covenanted in the Stock Purchase Agreement to pursue opportunities in the cable industry which leverage the Issuer's direct marketing resources and capabilities. The Issuer has further agreed, in the Stock Purchase Agreement, to assist Liberty in creating a new venture that will seek to provide broadband video, voice and data services and content to hotels and their guests on a worldwide basis, for which the Issuer would receive an equity interest in the venture. Any cooperative efforts between Liberty and the Issuer in respect of the foregoing would require their prior agreement on the terms on which those efforts would be undertaken.

     The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or
(iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and the travel services, real estate services and alliance marketing businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Dr. John C. Malone, the Chairman of the Reporting Person, has been invited to join the Board of Directors of the Issuer.

     The John C. Malone Charitable Remainder Unitrust (the "Trust"), of which Dr. Malone is the sole trustee, has entered into a Purchase Agreement (the "Trust Purchase Agreement") with the Issuer pursuant to which the Trust has agreed to acquire, and the Issuer has agreed to sell, 1,000,000 shares of Common Stock for a cash purchase price of $16,687,500. The Trust Purchase Agreement was entered into at the time Liberty entered into the Stock Purchase Agreement. The purchase by

                              Page 6 of 14 Pages
the Trust of the shares subject to the Trust Purchase Agreement is expected to occur within the next 60 days, upon the satisfaction by the Issuer and the Trust of customary closing conditions, including the filing of a report, and expiration or early termination of the waiting period, under the Hart-Scott-Rodino Antitrust Improvements Act of 1986, as amended.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated in this paragraph.

     The foregoing summary of the terms of the Trust Purchase Agreement is qualified in its entirety by reference to the full text of the Trust Purchase Agreement, which is included as Exhibit 7(e) to this Statement and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     (a) After giving effect to the Acquisition, Liberty beneficially owns through its subsidiary, Liberty CNDT, 48,914,600 shares of Common Stock. Based on the 711,025,187 shares of Common Stock that were issued and outstanding as of October 26, 1999, the 48,914,600 shares beneficially owned by the Reporting Person represented on that date, on a pro forma basis, 6.44%

                              Page 7 of 14 Pages
of the issued and outstanding shares of Common Stock. Of the 48,914,600 shares beneficially owned by the Reporting Person, 28,956,000 of those shares are represented by the Warrant, which is immediately exercisable.

     Dr. John C. Malone, the Chairman of the Board and a director of Liberty and a director of AT&T, may be deemed the beneficial owner of the 1,000,000 shares of Common Stock that may be acquired by the Trust pursuant to the Trust Purchase Agreement. Dr. Malone is the sole trustee of the Trust. The 1,000,000 shares of Common Stock that the Trust may acquire represent less than 1% of the shares of Common Stock issued and outstanding on October 26, 1999, on a pro forma basis.

     Mr. Robert R. Bennett, the President, Chief Executive Officer and a director of Liberty, is the beneficial owner of 5,000 shares of Common Stock.

     Mr. David B. Koff, a Senior Vice President and Assistant Secretary of Liberty, is the beneficial owner with his wife, Judith R. Koff, of 500 shares of Common Stock.

     Except as described in the preceding paragraph, to the knowledge of the Reporting Person, none of the Schedule 1 Persons and none of the Schedule 2 Persons beneficially owns any shares of Common Stock.

     (b) Liberty has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares. Dr. Malone has the sole power to vote or to direct the voting of the shares of Common Stock owned by the Trust, and the sole power to dispose of, or to direct the disposition of, those shares.

     (c) Except for (i) the acquisition by Liberty CNDT of 18,000,000 shares of Common Stock and the Warrant pursuant to the Stock Purchase Agreement and (ii) the right of the Trust to acquire 1,000,000 shares of Common Stock pursuant to, and subject to the terms and conditions of, the Trust Purchase Agreement, no transactions in the shares of Common Stock have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the Schedule 1 Persons or Schedule 2 Persons during the past 60 days.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of the Issuer.

                              Page 8 of 14 Pages

Item 7.      Materials to be Filed as Exhibits.

Exhibit No.  Exhibit
-----------  -------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Stock Purchase Agreement, between Liberty and the Issuer, dated as of December 15, 1999.

7(d)         Warrant to Purchase 28,956,000 share of Common Stock of Cendant
             Corporation.

7(e) Purchase Agreement, between the Trust and the Issuer, dated as of December 15, 1999.

                              Page 9 of 14 Pages

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2000

                                        LIBERTY MEDIA CORPORATION

                                        By:    /s/ Vivian J. Carr
                                               -------------------------
                                        Name:  Vivian J. Carr
                                        Title: Vice President


                              Page 10 of 14 Pages

                                  SCHEDULE 1


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                   Principal Occupation
----                   --------------------
John C. Malone         Chairman of the Board and Director of Liberty; Director of AT&T
                       Corp.

Robert R. Bennett      President, Chief Executive Officer and Director of Liberty

Gary S. Howard         Executive Vice President, Chief Operating Officer of Liberty

Daniel E. Somers       Director of Liberty; Senior Executive Vice President and Chief
                       Financial Officer of AT&T Corp.

John C. Petrillo       Director of Liberty; Executive Vice President, Corporate Strategy
                       and Business Development of AT&T Corp.

Larry E. Romrell       Director of Liberty; Consultant to Tele-Communications, Inc.

Jerome H. Kern         Director of Liberty

Paul A. Gould          Director of Liberty; Managing Director of Allen & Co.

John D. Zeglis         Director of Liberty; Director and President of AT&T Corp.

David B. Koff          Senior Vice President and Assistant Secretary of Liberty

Charles Y. Tanabe      Senior Vice President, General Counsel and Assistant Secretary of
                       Liberty

Peter Zolintakis       Senior Vice President of Liberty

Vivian J. Carr         Vice President and Secretary of Liberty

Kathryn S. Douglass    Vice President and Controller of Liberty

David J.A. Flowers     Vice President and Treasurer of Liberty

                              Page 11 of 14 Pages

                                  SCHEDULE 2


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                                  AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.

Name                      Title
----                      -----
C. Michael Armstrong      Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr           Director; Chairman and Chief Executive Officer of Chevron
                          Corporation

M. Kathryn Eickhoff       Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha          Director; Retired Chairman and Chief Executive Officer of Springs
                          Industries, Inc.

George M. C. Fisher       Director; Chairman and Chief Executive Officer of Eastman Kodak
                          Company

Donald V. Fites           Director; Retired Chairman of Caterpillar, Inc.

Amos B. Hostetter, Jr.    Director; Chairman of Pilot House Associates

Ralph S. Larsen           Director; Chairman and Chief Executive Officer of Johnson &
                          Johnson

John C. Malone            Director; Chairman of Liberty Media Corporation

Donald F. McHenry         Director; President of The IRC Group LLC

Michael I. Sovern         Director; President Emeritus and Chancellor Kent Professor of Law
                          at Columbia University

Sanford I. Weill          Director; Chairman and Co-CEO of Citigroup Inc.

Thomas H. Wyman           Director

John D. Zeglis            President and Director

Harold W. Burlingame      Executive Vice President, Merger & Joint Venture Integration

                              Page 12 of 14 Pages

Name                      Title
----                      -----
James W. Cicconi          Executive Vice President-Law & Government Affairs and General
                          Counsel

Mirian M. Graddick        Executive Vice President, Human Resources

Daniel R. Hesse           Executive Vice President and President & CEO, AT&T Wireless
                          Services, Inc.

Frank Ianna               Executive Vice President and President, AT&T Network Services

Michael G. Keith          Executive Vice President and President, Business Services

H. Eugene Lockhart        Executive Vice President and President, AT&T Consumer Services

Richard J. Martin         Executive Vice President, Public Relations and Employee
                          Communication

David C. Nagel            President, AT&T Labs & Chief Technology Officer

John C. Petrillo          Executive Vice President, Corporate Strategy and Business
                          Development

Richard R. Roscitt        Executive Vice President and President & CEO, AT&T Solutions

Daniel E. Somers          Senior Executive Vice President and Chief Financial Officer

                              Page 13 of 14 Pages

                                 EXHIBIT INDEX

Exhibit No.    Exhibit
-----------    -------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Stock Purchase Agreement, between Liberty and the Issuer, dated as of December 15, 1999.

7(d) Purchase Agreement, between the Trust and the Issuer, dated as of December 15, 1999.

                              Page 14 of 14 Pages